Exhibit 22.1

Subsidiaries of the Company

The Company is structured as follows: Thunder Mountain Gold, Inc., a Nevada Corporation, owns 100% of the outstanding stock of Thunder Mountain Resources, Inc., a Nevada Corporation. Thunder Mountain Resources, Inc. owns 100% of the outstanding stock of South Mountain Mines, Inc., an Idaho Corporation.